Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

October 31, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366) Scage International Limited (CIK No. 0002033057)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on October 18, 2024 (File No. 333-281332)

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Scage International Limited, a company incorporated under the laws of the Cayman Islands (the “Co-registrant”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 28, 2024 on the Company’s Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission on October 18, 2024 (the “Second Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment no. 3 to Registration Statement on Form F-4 (the “Third Amended Registration Statement”) with the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Third Amended Registration Statement, marked to show changes to the Second Amended Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4 filed on October 18, 2024

General

1.	We note you are planning to request effectiveness of your Form F-4 registration statement before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: The Company undertakes to notify the Commission promptly of any changes to its disclosure in the registration statement on Form F-4, as amended, regarding or requested by the CSRC.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin       beijing       boston       BOULDER       brussels       hong kong       london       los angeles       new york       palo alto
SALT LAKE CITY       san diego       san francisco       seattle       shanghai       washington, dc       wilmington, de

2.	We note your disclosure that there is still uncertainty as to whether you will be able to complete the Trial Measures filings process with the CSRC, and you are required” to complete the filing with the CSRC for the Business Combination... prior to the listing of PubCo ADSs and the Assumed Warrants.” Please clarify, if true, that you will not complete the business combination without first receiving CSRC approval under the Trial Measures. Include this disclosure in the summary section where regulatory approvals are discussed starting on page 18 and revise the risk factor disclosure on page 50 under the Trial Measures discussion. In addition, tell us how you plan to notify investors about receiving the CSRC approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 52 of the Third Amended Registration Statement. The Company respectfully submits that the Company plans to notify investors about receiving the CSRC approval through a prospectus supplement to the registration statement on Form F-4 pursuant to Rule 424(b)(3).

3.	We note footnote 1 on page F-29. Please tell us what consideration was given to disclosing these loans to third parties pursuant to Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully clarifies that the transactions described on page F-29 did not represent any compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters. Since July 2023, Scage International has provided multiple non-interest bearing loans to a couple of third-party borrowers (“Borrowers”), in order to facilitate the Business Combination. The aggregate balance was approximately $1,409,774 as of June 30, 2024. There were arrangements in place between parties and those loans are expected to be repaid by the Borrowers to Scage International within one year from the remittance date of each loan.

4.	We note your response to comment 2. If true, please revise to clearly state that the subscription agreements satisfy the closing condition that the cash proceeds from the PIPE Investment shall not be less than an aggregate of $15 million. We further note the disclosure on page viii in the definition of PIPE Investment that “[a]s of the date of this proxy statement/prospectus, none of Finnovate, PubCo and Scage International has entered into any PIPE subscription agreements with respect to potential PIPE Investment.” Please revise or clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages viii, 15 and 106 of the Third Amended Registration Statement.

Questions and Answers about the Business Combination and the Extraordinary General Meeting

Dilution, page xxi

5.	We have reviewed your disclosures made in response to comment 5. Refer to the table on page xxi and address the following:

●	Refer to the line item, potential source of dilution. Provide a subnote to the table stating the reasons why no share transactions are provided, similar to the disclosure provided in the narrative on page xxii as pertaining to the June 2023 Note and the compensation fee due to 3A Partners. For example, we note you include the related $400,000 compensation payable to 3A Partners as a cash adjustment to the amount of net tangible book value, rather than as being settled by conversion into shares of equity. Please disclose or advise accordingly.

●	Refer to the line item description, fully diluted shares outstanding as of June 30, 2024, and revise to indicate this is Finnovate’s shares outstanding as of June 30, 2024, as adjusted. Also, double underline this figure to show it represents the total number of shares.

●	Refer to the section of the calculation of net tangible book value and related per share amounts. Please indicate the amounts are stated in dollars. Also, consider presenting a double underline under net tangible book value, as adjusted to indicate this figure represents the total.

●	Refer to the last line in this table, difference between offering price and adjusted net tangible book value per share, and instead describe this line item as representing dilution and provide a subnote to the table disclosing its calculation. Also, disclose here or within the opening paragraph that precedes the table, Finnovate’s IPO price per share paid by the original investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxi of the Third Amended Registration Statement.

6.	We note from your disclosures on page 15 Scage International entered into subscription agreements with two investors on August 23, 2024, pursuant to which each of the investors subscribed for 1,721,171 ordinary shares of Scage International in a private placement transaction. We also note such shares will be cancelled and converted to PubCo ADSs as part of the business combination and that the conversion will not have dilutive impact on the shareholders of Finnovate prior to the closing as the subscribers will initially receive ordinary shares of the Scage International and only upon closing they will convert into PubCo Ordinary shares. In this regard, please clarify if such shares are included in the table under the 68,182,926 shares issued to shareholders of Scage in the Business Combination and if not, revise to disclose that such shares represent a material source of potential dilution following the offering that nonredeeming shareholders may experience. Refer to disclosure requirements in Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxii of the Third Amended Registration Statement.

Summary Historical Financial Information of Scage International, page 25

7.	Refer to the mezzanine equity section disclosed on page 27. For the parenthetical amounts shown as the aggregate liquidation preference, please clarify the respective amounts as of June 30, 2024 and June 30, 2023, as the current disclosure provides three rather than two amounts. Similarly, for the line item description, Series A convertible redeemable shares, clarify the issued and outstanding shares as of June 30, 2024 and June 30, 2023, as the current disclosure provides three rather than two years of shares. Further, on page 31 for Selected Unaudited Pro Forma Condensed Combined Financial Information, please include dollar signs for the applicable amounts for the pro forma combined statements of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Third Amended Registration Statement.

If we fail to consummate our initial Business Combination by November 4, 2024…, page 70

8.	We note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 4, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Third Amended Registration Statement.

Unaudited Pro Forma Combined Financial Information

Notes and adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 125

9.	Please address the following:

●	Refer to adjustment (3) narrative explanation on page 216 and reconcile for us the actual adjustment amount recorded in the pro forma statement of operations.

●	Refer to adjustment (4) narrative explanation on page 216, and advise where the adjustment is reflected in the pro forma statement of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 216 of the Third Amended Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Erin Liu, Engagement Partner, Marcum Asia CPAs LLP

Matt Taylor, Partner, Marcum LLP

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